1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 21, 2024	www.integraresources.com

INTEGRA COMPLETES C$20 MILLION BOUGHT DEAL OFFERING IN CONNECTION WITH PREVIOUSLY
ANNOUNCED MERGER WITH FLORIDA CANYON GOLD

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that in connection with the joint news release of Integra and Florida Canyon Gold Inc. ("FCGI") dated July 29, 2024 announcing Integra's intention to acquire FCGI (the "Transaction"), the Company has completed the bought deal private placement offering of 14,900,000 subscription receipts (the "Subscription Receipts") at a price of C$1.35 per Subscription Receipt for gross proceeds of approximately C$20 million (the "Offering"). The Offering was conducted by Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including BMO Nesbitt Burns Inc., Desjardins Securities Inc., and Ventum Financial Corp. (collectively, the "Underwriters").

The gross proceeds from the Offering have been placed into escrow with TSX Trust Company (the "Subscription Receipt Agent"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (each an "Integra Share" and collectively, the "Integra Shares") subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement entered into among the Company, the Subscription Receipt Agent and the Underwriters. If the Escrow Release Conditions are satisfied on or before December 15, 2024 (the "Termination Date"), the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on December 22, 2024.

In connection with the Offering, and assuming the Escrow Release Conditions are satisfied prior to the Termination Date, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds from the sale of Subscription Receipts, other than in respect of certain president's list purchasers, in which case the commission was reduced to 3.0%.

Following completion of the Transaction, the net proceeds from the Offering are expected to be used to fund mine optimization opportunities at the Florida Canyon mine, continued advancement of DeLamar and Nevada North and for general corporate purposes.

The securities being offered pursuant to the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

About Integra

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning plans related to Integra's business and other matters that may occur in the future, made as of the date of this news release including, but not limited to, the Offering and the use of proceeds thereof; and the ability of Integra to satisfy the Escrow Release Conditions. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; Native American rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Integra has applied several material assumptions, including, but not limited to, the assumptions; that Integra will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Integra expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.